                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



[X] Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2000

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934


                         COMMISSION FILE NUMBER 0-22844
                                                --------


                          SYLVAN LEARNING SYSTEMS, INC.
                         -------------------------------
                         401(k) RETIREMENT SAVINGS PLAN

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 MARYLAND                                      52-1492296
      -------------------------------                        ---------------
     (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)


  1001 FLEET STREET, BALTIMORE, MARYLAND                          21202
  --------------------------------------                          -----
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                       (ZIP CODE)


        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (410)843-8000
                                                            -------------

          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

             Audited Financial Statements and Supplemental Schedule

                          Year ended December 31, 2000


PART I -- FINANCIAL STATEMENTS


                                 TABLE OF CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................3
Notes to Financial Statements............................................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)...........................................9


                         Report of Independent Auditors

Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan
Baltimore, Maryland

We have audited the accompanying statements of net assets available for benefits of the Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /s/ Ernst & Young LLP

Baltimore, Maryland
May 25, 2001

          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                                                 DECEMBER 31
                                                                           2000               1999
                                                                   ----------------------------------------
ASSETS
Investments                                                               $25,309,833        $34,313,549

Receivables:
   Employer's contribution                                                   742,197           1,217,818
   Participants' contributions                                                     -             453,004
                                                                   ----------------------------------------
Total receivables                                                            742,197           1,670,822
                                                                   ----------------------------------------
Net assets available for benefits                                        $26,052,030         $35,984,371
                                                                   ========================================



SEE ACCOMPANYING NOTES.

          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Investment income:
   Interest                                                                                 $    22,002
   Dividends                                                                                  2,933,638
                                                                                      ---------------------
                                                                                              2,955,640

Employee salary deferral contributions                                                        4,990,250
Employer contribution                                                                           742,197
Employee rollover contributions                                                                 385,347
                                                                                      ---------------------
Total additions                                                                               9,073,434

Participant withdrawals                                                                      (2,082,564)

Net realized and unrealized depreciation in fair value of investments                        (7,823,202)
                                                                                      ---------------------
Net decrease prior to plan transfer                                                            (832,332)
Transfer to other plans                                                                      (9,100,009)
                                                                                      ---------------------
Net decrease                                                                                 (9,932,341)

Net assets available for benefits at beginning of year                                       35,984,371
                                                                                      ---------------------
Net assets available for benefits at end of year                                            $26,052,030
                                                                                      =====================



SEE ACCOMPANYING NOTES.

          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2000


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Sylvan Learning Systems, Inc. (the "Company" or "Plan Sponsor") Retirement Plan are prepared using the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Sylvan Learning Systems, Inc. common stock is valued at the last reported sales price on the last business day of the plan year. Mutual funds are reported at current redemption value. Participant loans are carried at their unpaid principal balance, which approximates fair value.

Realized gains or losses on the sale of investments are computed as the difference between the proceeds received and the average cost of investments held. The change in the difference between cost and fair value, including realized gains and losses, is included in the statements of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATION EXPENSES

All costs and expenses incurred in connection with the administration of the Plan are paid by the Company.

          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

2. PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the SUMMARY PLAN DESCRIPTION for a more complete description of the Plan's provisions. Copies of this summary are available from the Company's Human Resources Department.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Company and of Caliber Learning Network, Inc. (a corporate joint venture 35% owned by the Company) and effective January 1, 1999, of Experior, LLC (a corporate joint venture) who have completed 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investment programs are fully participant-directed.

PLAN TRANSFERS

In connection with the Company's prior sale of assets of Experior, LLC and Prometric, the accounts of the participants in these divisions as well as certain Caliber Learning Network participants were spun off to a 401(k) plan sponsored by the acquiring company. The combined net assets transferred out of the Plan in 2000 was $9,100,009 and is shown as a transfer to other plan(s) on the accompanying statement of changes in net assets available for benefits.

CONTRIBUTIONS

Participants may contribute up to 20% of their pretax annual compensation, subject to certain annual limitations imposed by the Internal Revenue Code, respectively. In addition, employees may rollover distributions received from other plans. The Company makes a discretionary matching contribution equal to a percentage of the amount of the compensation that the participant elected to contribute up to a maximum of 6% of the participant's compensation. The matching contribution percentages for 2000 and 1999 were 50% of the first 3% and 25% on the next 3% of the participant contribution. Additional discretionary contributions may be made at the option of the Company. There were no additional discretionary contributions made by the Company in 2000.

          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

2. PLAN DESCRIPTION (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company's discretionary contributions, if any, plus earnings thereon is based on years of continuous service at a rate of 20 percent per year, after the first year of service. A participant is 100 percent vested after five years of service.

INVESTMENTS

Upon enrollment in the Plan, a participant may direct employee contributions in any of the available investment options. At December 31, 2000, the following investment options were available: Sylvan Learning Systems, Inc. common stock, Legg Mason Value Trust, and the following Putnam Funds: Fund for Growth and Income, Vista Fund, OTC and Emerging Growth Fund, International Growth Fund, US Government Income Trust, George Putnam Fund of Boston, US Government Income Trust and Stable Value Fund. Participants have the opportunity to change their investment options daily.

PARTICIPANT LOANS

Participants may borrow from their account balances a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Principal and interest are repaid ratably through payroll deductions over loan terms, which generally do not exceed five years. Hardship distributions are also permitted from a participant's account.

          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

2. PLAN DESCRIPTION (CONTINUED)

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive a life annuity, joint and survivor annuity or periodic installments in accordance with plan provisions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

3. INVESTMENTS

During 2000 the Plan's investments (including investments bought, sold as well as held during the year) depreciated in fair value by $(7,823,202), as follows:


        Fair value as determined by quoted market price:
           Sylvan Learning Systems, Inc. common stock                             $   192,844
           Mutual funds                                                            (8,016,046)
                                                                              ------------------
                                                                                  $(7,823,202)
                                                                              ==================

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                                DECEMBER 31
                                                                           2000             1999
                                                                  ------------------------------------
    Sylvan Learning Systems, Inc. common stock                          $3,190,045       $ 2,306,308
    Putnam Fund for Growth and Income                                    5,325,387         6,572,293
    Putnam Vista Fund                                                    4,553,218         5,642,123
    Putnam OTC and Emerging Growth Fund                                  3,715,457        10,398,121
    Putnam International Growth Fund                                     3,469,869         4,498,578
    Putnam Stable Value Fund                                             2,283,549         2,149,926
    Legg Mason Value Trust                                               1,446,957         1,370,196


          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 2, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                DECEMBER 31
                                                                           2000             1999
                                                                    ----------------------------------
    Net assets available for benefits per the financial statements     $26,052,030       $35,984,371
    Less: contributions receivable                                        (742,197)       (1,670,822)
    Add: other                                                                   -                60
                                                                    ----------------------------------
    Net assets available for benefits per the Form 5500                $25,309,833       $34,313,609
                                                                    ==================================



The following is a reconciliation of contributions per the financial statements to the Form 5500:


    Contributions per the financial statements                                            $6,117,794
    Add: contributions receivable at December 31, 1999                                     1,670,822
    Less: contributions receivable at December 31, 2000                                     (742,197)
                                                                                     -----------------
    Contributions per the Form 5500                                                       $7,046,419
                                                                                     =================

The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the cash basis.

                              Supplemental Schedule

          Sylvan Learning Systems, Inc. 401(k) Retirement Savings Plan
                            EIN 52-1720254 Plan # 333

                              Schedule H, Line 4i -
                    Schedule of Assets (Held At End of Year)

                                December 31, 2000



                                                DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
        IDENTITY OF ISSUE, BORROWER,         RATE OF INTEREST, COLLATERAL, PAR                         CURRENT
          LESSOR OR SIMILAR PARTY                    OR MATURITY VALUE               COST**             VALUE
--------------------------------------------------------------------------------------------------------------------
*Sylvan Learning Systems, Inc.              215,362 shares of common stock                             $3,190,045

Mutual Funds:
    Legg Mason Value Trust                  26,100 shares                                               1,446,957
   *Putnam Fund for Growth and Income       272,677 shares                                              5,325,387
   *Putnam Income Fund                      45 shares                                                         287
   *Putnam Vista Fund                       349,710 shares                                              4,553,218
   *Putnam OTC and Emerging Growth Fund     266,915 shares                                              3,715,457
   *Putnam International Growth Fund        140,424 shares                                              3,469,869
   *Putnam Stable Value Fund                2,283,548 shares                                            2,283,549
   *George Putnam Fund of Boston            1,820 shares                                                   31,253
   *Putnam US Government Income
       Trust                                76,939 shares                                                 983,285

*Participant loans                          $310,526 principal balance, various
                                               rates and maturities                                       310,526
                                                                                                     ---------------
Total investments                                                                                     $25,309,833
                                                                                                     ===============



*Party-in-interest
** Historical cost has been omitted as all investments are participant-directed.

PART II -- OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K
        --------------------------------

(a)  Exhibits
     23.01   Consent of Ernst & Young, LLP, independent auditors



SIGNATURES
----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf by the undersigned thereunto duly authorized.


                                 Sylvan Learning Systems, Inc.


Date: June 29, 2001              /s/ Sean Creamer
                                 ----------------------------------------------
                                 Sean Creamer, Vice President Corporate Finance